SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          (Amendment No.____)



                          Pharma-Bio Serv, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.0001 par value ("the shares")
            --------------------------------------------------------
                         (Title of Class of Securities)

                                    0001304161
           ----------------------------------------------------------
                                 (CUSIP Number)

                David Selengut, Esq. at Ellenoff Grossman & Schole LLP 370 Lexington Avenue NY NY 10017 212-370-1300
         ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                               May 8, 2006
          -----------------------------------------------------------
            (Date of Event which Requires FIling of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                                Page 1 of 6 pages

CUSIP No.  0001304161               13D          Page 2 of 6 pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Venturetek, LP



--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [x ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein. (PF)

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            4,697,990
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             4,697,990
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       4,697,990
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       23.63%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                    PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  0001304161                13D           Page 3 of 6 pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       David Selengut


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [X ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein. (PF)

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            4,697,990
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             4,697,990
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       4,697,990
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    23.63%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    IN

--------------------------------------------------------------------------------
                      *SEE,INSTRUCTIONS BEFORE FILLING OUT

                                                        Page 4 of 6 pages

Item 1.     (a)   Security of Issuer:

                  Pharma-Bio Serv, Inc.
                  Common Stock, $0001 par value

                 Address of Issuer's Principal Executive Offices:

                  373 Mendez Vigo, Suite 110
                  Dorado, Puerto Rico  00646

Item 2.     (a)   Name of Person Filing:

               Venturetek, LP and David Selengut ("Mr. Selengut") ("The Reporting Parties"). See Exhibit A for a copy of their agreement to file this statement on behalf of each of them.

            (b)   Address of Principal Business Office or if None, Residence:

               The Reporting Parties business address is 370 Lexington Avenue, New York, NY 10017.

            (c)  Citizen:

               Venturetek, LP is a Delaware Limited Partnership and Mr. Selengut is a citizen of the United States.

            (d)  Common Stock, $.0001 par value

            (e)  CUSIP #

                 0001304161

Item 3. Source and amount of funds or Other Consideration

               Venturetek used $2,000,000 of its funds to purchase the shares and warrants.

Item 4. Purpose of Transaction

               The purpose of this transaction was for investment. None of the Reporting Parties have any plans or proposals that would relate or result in changing or influencing the control of the Issuer, or in any of the following:

          (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, or in any of the following:

          (b)  An  extraordinary  corporate  transaction,   such  as  a  merger,
               reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, an plans or proposals to make anyu cahnges in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

          (g)  Changes  in  the  Issuer's   charter,   by-laws  or   instruments
               corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j)  Any action similar to any of those enumerated above.

                                                      Page 5 of 6 pages

Item 5. Ownership:

          (a) As of May 8, 2006, Venturtek may be deemed to beneficially own 4,697,990 shares or 23.6% of the Issuer, consisting of 3,132,932 shares of common stock and warrants to purchase 1,565,058 shares of common stock held by Venturetek, LP.

          (b) As of May 8, 2006, Mr. Selengut may be deemed to beneficially own 4,697,990 shares or 23.6% of the Issuer held by Venturetek (1).

          (c) There were no other purchase in the past sixty days.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer:

                None

     Item 7.    Material to be Filed as Exhibits.
                ---------------------------------
          Exhibit A -  Agreement between Venturetek and Mr. Selengut to file this Statement on 13d on behalf of each of them.



____________________________

(1) Mr. Selengut is the sole member of the General Partner of Venturetek, LP. Mr. Selengut disclaims beneficial ownership in such shares.



                        Signature

After reasonable inquiry and to the best or our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:  May 15, 2006


                                        Venturetek, LP

                                   By:  Taurus Max LLC, GP

                                        /s/ David Selengut
                                        __________________________
                                         David Selengut
                                         Member



                                        /s/ David Selengut
Date:  May 15, 2006                 By: ___________________________
                                        David Selengut